Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended March 31, 2015	Year Ended Dec. 31
		2014	2013	2012	2011	2010
Earnings, as defined:
Pretax income from operations	$35,331	$113,045	$95,877	$79,509	$84,620	$68,861
Add: Fixed charges	7,836	29,686	28,325	25,215	24,628	24,897
Total earnings, as defined	$43,167	$142,731	$124,202	$104,724	$109,248	$93,758
Fixed charges, as defined:
Interest charges	$7,756	$29,273	$27,797	$24,799	$24,168	$24,517
Interest component of leases	80	413	528	416	460	380
Total fixed charges, as defined	$7,836	$29,686	$28,325	$25,215	$24,628	$24,897
Ratio of earnings to fixed charges	5.5	4.8	4.4	4.2	4.4	3.8